Filed by Colonnade Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Colonnade Acquisition Corp.

Commission File No. 001-39463

Ouster and Strategic Manufacturing Partner Benchmark Electronics

Accelerate Capacity Expansion to Meet Anticipated 2021 Demand

Majority of Sensor Production Shifted to Global Contract Manufacturer

SAN FRANCISCO – March 5, 2021 – Ouster, Inc. (“Ouster”), a leading provider of high-resolution digital lidar sensors for the industrial automation, smart infrastructure, robotics, and automotive industries, is scaling production and achieving major automotive milestones through its partnership with Benchmark Electronics, a strategic contract manufacturer. Benchmark’s global expertise in microelectronics, optics, printed circuit board assembly, and automated testing has enabled Ouster to increase production capabilities, shipping over 2,000 sensors in 2020.

Ouster has shifted the majority of its sensor production to Benchmark’s facility in Thailand, located in a region known for its photonics expertise and highly-skilled labor. Production has already scaled substantially; in Q4 2020 alone, total sensor output increased by over 60% compared to the previous quarter. With Benchmark’s custom microelectronics line, a full-sensor assembly line, and an end-of-line test room within a single facility, Ouster expects Benchmark’s capabilities will result in continued acceleration of production capacity to over thousands of units per month while maintaining quality and costs.

Benchmark’s Thailand facility complies with international standards that govern quality and environmental requirements for the industry, including ISO 9001:2015, ISO 14001:2015, and automotive IATF 16949. Major automotive OEMs completed audits of Ouster’s facility on Benchmark’s Thailand campus in 2019, confirming compliance with quality standards and volume production capacity. This is a critical milestone for any lidar manufacturer in their quest to meet automotive-grade specifications.

“We believe our contract manufacturing capabilities with Benchmark Electronics uniquely position us to achieve our future goal of automotive-grade quality at scale and low cost,” said Darien Spencer, Executive Vice President of Operations at Ouster. “This partnership with Benchmark has enabled us to scale quickly to meet current needs across our four market segments. It also accelerates our capacity to meet the anticipated high volume demands of our automotive customers as they prepare for commercial deployment in the coming years.”

Benchmark’s Thailand facility is expected to support the high volume, low-cost production of Ouster sensors while meeting major industrial quality requirements and future automotive-grade qualifications. Ouster’s San Francisco facility will continue to be utilized for introducing new products and fulfilling select U.S. customer contracts.

In December, Ouster entered into a definitive merger agreement with Colonnade Acquisition Corp. (“CLA”) in a transaction that would result in Ouster being listed on the NYSE under the ticker symbol “OUST”. CLA has scheduled the extraordinary general meeting of its shareholders for March 9, 2021 to approve the proposed business combination. The closing of the Business Combination is subject to approval by CLA’s shareholders and the satisfaction of other customary closing conditions and is expected to close as soon as practicable following the extraordinary general meeting.

About Ouster

Ouster invented its digital lidar in 2015 and is a leading manufacturer of high-resolution digital lidar sensors used throughout the industrial automation, smart infrastructure, robotics, and automotive industries. Ouster’s sensors are reliable, compact, affordable and highly customizable, laying the foundation for digital lidar ubiquity across endless applications and industries. Already hundreds of customers have incorporated Ouster lidar sensors in current products or those in development for imminent commercial release. For more information, visit www.ouster.com, or connect with us on Twitter or LinkedIn.

Additional Information and Where to Find It

This document relates to a proposed business combination (the “Business Combination”) between CLA and Ouster. This document does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. In connection with the proposed Business Combination, CLA filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”) on December 22, 2020, which included a proxy statement/prospectus of CLA. CLA’s shareholders, Ouster’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials contain important information about Ouster, CLA and the Business Combination. The definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination have been mailed to stockholders of Ouster and shareholders of CLA as of a record date for voting on the proposed Business Combination. CLA shareholders and Ouster stockholders will also be able to obtain copies of the definitive proxy statement and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to CLA’s secretary at 1400 Centrepark Blvd, Suite 810, West Palm Beach, FL 33401, (561) 712-7860.

Participants in the Solicitation

CLA and its directors and executive officers may be deemed participants in the solicitation of proxies from CLA’s shareholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in CLA is contained in CLA’s definitive proxy statement/prospectus filed with the SEC on February 18, 2021, which is available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of CLA’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

Ouster and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of CLA in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination is contained in CLA’s definitive proxy statement/prospectus filed with the SEC on February 18, 2021, which is available free of charge at the SEC’s website at www.sec.gov.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the anticipated timing of the Business Combination and Ouster’s anticipated production capacity. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, (ii) the risk that the Business Combination may not be completed by CLA’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CLA, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the adoption of the agreement and plan of merger by the shareholders of CLA and Ouster, the satisfaction of the minimum trust account amount following redemptions by CLA’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the Business Combination on Ouster’s business relationships, performance and business generally, (vii) the ability to implement business plans, forecasts and other expectations after the completion of the proposed Business Combination and (viii) the risk of downturns in the highly competitive lidar technology and related industries. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CLA’s definitive proxy statement/prospectus discussed above and other documents filed by CLA from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Ouster and CLA assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Ouster nor CLA gives any assurance that either Ouster or CLA will achieve its expectations.

Contacts:

Erica Bartsch / Nevin Reilly / Alex Kovtun

Sloane-Ouster@sloanepr.com